Correspondence

Kaya Group / NUGL Inc.

OTC: NUGL

October 25, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street N.E.

Washington, D.C. 20549

Re:	NUGL, INC. (the “Company”) Post-Qualification Amendment No. 4 to Offering Statement 1-A Filed September 22, 2021(as amended) File No. 024-11581

Attention: Division of Corporate Finance:

We respectfully request that the Commission qualify the Post-Qualification Amendment No. 4 to Offering Statement on Form 1-A on or before 10am EST, October 27, 2022, or as soon as practicable. On behalf of the Company, the undersigned acknowledges that:

1.        Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing of the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the filing;

2.        The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.        We do not require FINRA to approve any of our compensation agreements, as we are self-underwriting and not engaging any third parties to assist in the sale or marketing of this Offering. Note, the management fee that the Company receives upon the sale of any real estate does not require us to register as a broker/dealer or an investment adviser under the 1940 Act or any other applicable state statute; and

4.        The Company may not assert Staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 714-383-9982.

Sincerely, NUGL, INC.

/s/ Balram Vaswani

Name: Balram Vaswani

Title: Chief Executive Officer